Mail Stop 3561

June 11, 2008

Mr. Gao Zhentao, CEO
Yuhe International, Inc.
301 Hailong Street
Hanting District, Weifang, Shandong Province
The People's Republic of China

> Re: **Yuhe International, Inc.**
> **Registration Statement on Form S-1**
> **Filed on May 12, 2008**
> **File No. 333-150836**

Dear Mr. Gao:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Throughout the prospectus, it is unclear when the company refers to itself as "we" or "us," whether it is referring to Yuhe International, Inc., or the operating entities that merged into Yuhe International, Inc., on March 12, 2008. Please revise to clarify. Also, the registration statement refers to "Yuhe" on pages 36, 39, and elsewhere. Please clarify if "Yuhe" refers to Yuhe International, Inc., Yuhe Group, Weifang Yuhe Poultry Co. Ltd ("PRC Yuhe" or "Weifang Yuhe"), or the "Yuhe" brand.

2. Please clarify the current roles of the Yuhe Group, Gao Zhenbo (brother of Gao

Zhentao), Sun Haoguo, and Kunio Yamamoto with respect to the company.

3.   On the company's organizational chart on its website, it refers to a "Supervisory Board" and "Shareholder's Congress." With a view to disclosure, advise us what these entities are and whether and how you refer to them in the Form S-1.

4.   Please note the financial statements updating requirements of Rule 8-08 of Regulation S-X. In addition, address the comments issued in connection with your Form 10-Q for the fiscal quarter ended March 31, 2008, within the presentation of the interim financial statements that will be included in your next amendment.

Prospectus Summary, page 1

5.   Please identify the company's "ten surrounding provinces and special municipalities," geographic markets beyond Shandong Province.

6.   Please clarify the term "a leading agricultural company," and identify the "eight national authorities in China" that granted this recognition to the company.

7.   Please identify the "certain accredited investors" identified on page two.

Risk Factors, page 4

8.   In the fourth risk factor on page 5, please discuss the extent to which prices for raw materials have been volatile in recent years.

9.   In the third risk factor on page 7 and where appropriate, please describe the company's current growth rate and whether the company's business plan calls for slower expansion or more rapid growth.

10.   In the second full risk factor on page 8, please address whether the company has any intellectual property protection for its Yuhe brand of chicken. If not, please address the risks of the lack of such protection.

11.   With respect to the first risk factor on page 10, and with a view to disclosure, please advise us of the extent to which difficulty in establishing adequate controls has been addressed by actions taken by management in order to provide its report on internal control over financial reporting with the Form 10-KSB for the fiscal year ended December 31, 2007.

12.   In the third risk factor on page 11, the company mentions its need for production permits. Please identify all material permits needed and when, or if, they expire or require renewal.

13.   Please revise the last risk factor on page 12 to disclose the "certain PRC resident shareholders."

14.   Please revise the first risk factor on page 13 to further clarify the statement that your shares are thinly traded. For example, quantify the approximate number of trades or averages per month since the merger with Yuhe International, Inc. Also, please expand the statement regarding the inability of the market price to reflect the value of your company to address the disparity between the most recent price identified on the cover page, $6.13, and the $.45 to $.60 low to high trading prices for the three months ended March 31, 2008.

15.   Consider adding a risk factor addressing the fact that the board of directors consists of only one individual, Mr. Gao, who has various relationships with the company's shareholders.

16.   It appears that within several months you are required to nominate five directors, including a majority of "independent" directors. Consider adding a risk factor addressing the fact that potential investors may not have the benefit of disclosure regarding such nominees.

17.   Please add a risk factor discussing the company's debt and contractual obligations. All material covenants, conditions, or restrictions should be discussed.

18.   We note the statement on page 15 that you incorporate by reference disclosure regarding other risks. It appears that you are not eligible to incorporate by reference. Please revise or advise.

Management Discussion and Analysis, page 18

Results of Operations, page 18

19.   We note the table on page 18 sets forth key components of the results of operations. Please clarify the entities to which the financial information pertains.

20.   We note in the first risk factor on page 2 that an outbreak of avian influenza had a negative impact on your results of operations and cash flows in 2006. Please discuss and analyze the impact that the outbreak had on your results of operations and cash flows in 2006. Quantify the impacts to the extent possible.

Liquidity and Capital Resources, page 21

21.   Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material

changes in particular items underlying the major captions reported in your financial statements, rather than a recitation of the items in the cash flow statements.

22.   We note on page F-17 that you have capitalized costs for construction in progress. Please expand your discussion and analysis of your liquidity and capital resources to describe the purpose for your capital expenditures and provide some indication as to how much you intend to spend to complete the construction in progress.

23.   Please disclose the material terms of the bank loans described on page 23.

Obligations Under Material Contracts, page 23

24.   Please provide a discussion of the "Operating Lease Obligations" in the Contractual Obligation table on page 23. For example, it is unclear if the amounts listed are solely for property leases, or if they include leases for equipment.

25.   Please tell us whether your table of material contractual obligations includes amounts due to related parties. If not, then tell us why you have excluded amounts due to related parties from the table.

Business, page 26

26.   Please clarify Richard Crimmins' relationship with Halter Financial.

27.   Please revise to briefly describe the background of Halter Financial's $425,000 payment to First Growth in November 2007. For example, it is unclear what assets or values were used to arrive at Halter Financial's 87.5% ownership interest.

28.   Please clarify the role of Halter Financial in the company's identification of Bright Stand as an investment opportunity. Also, please clarify Halter Financial's or Mr. Yamamoto's role in finding or identifying the accredited investors who purchased the company's unregistered securities on March 12, 2008.

29.   Please clarify if the "Make Good Shares" in escrow may be conveyed to all private placement investors and Halter Financial. Clarify if the shares are limited to purchasers of Mr. Yamamoto's shares.

30.   Please clarify if Mr. Yamamoto's lock up agreement may be waived by the company. If yes, please clarify whether the sole director would make this decision.

Our Business: Day-Old Broilers, page 30

31.   We note that the chart on page 31 indicates that chicks are picked-up by
        customers. However, the fourth risk factor on page 9 indicates that you rely on
        third-party transportation companies for the delivery of most of your products and
        inputs. Please clarify how the day-old broilers are delivered to your customers.

32.   We note that you guarantee a 98% survival rate for your day-old broilers. Please
        tell us how you have applied the guidance within SFAS 5 with regards to your
        accounting for the guarantee. In this regard, tell us if you have a recorded a
        liability and the basis for determining whether or not a liability exists. In
        addition, disclose your accounting policy and methodology used in determining
        your liability related to this guarantee and provide a tabular reconciliation of the
        changes in the liability for the reporting period. Refer to paragraph 14 of FIN 45
        for additional guidance.

33.   On page two, the company describes itself as a low cost producer, but on page 31
        it states that it charges higher prices for its product. Please reconcile these
        statements and provide the basis for the company's belief it is a low cost producer
        relative to its competitors.

34.   Please provide more detail about the company's 98% survival guarantee of its
        broilers. For example, it is unclear if the time period is one day, one week, the
        industry standard time before slaughter, or otherwise. Please revise to address the
        amount of refunds given to customers in the past year, if material.

35.   Please revise to further clarify the company's competitive position. For example,
        please provide approximate market share and sales figures, to the extent known.
        Also, please revise to address your "lower cost-products and higher margins" as
        referenced on page two.

36.   In your table of Breeder Suppliers, please identify what each supplier provides the
        company (i.e. feed, medicines, vaccines, etc.).

37.   Please provide more detail regarding the significance of the Inovoject system by
        Embex, Inc.

Customers and Distribution, page 33

38.   Noting the importance your disclosures place on maintaining existing sales
        relationships with your customers, enhance your disclosures to describe why most
        of your day-old broilers are sold through third-party distributors. Clarify if the
        customers listed in the chart at the bottom of page 33 represent any third-party
        distributors.   Describe the compensation arrangement in place with your third-

party distributors. Indicate if product pricing is maintained by PRC Yuhe at all times, or subject to incremental adjustments by distributors.

39.   Please clarify any company plans to expand into new geographic areas, as briefly mentioned on page 33, including the company's plans to fund any such expansion.

40.   We note the statement on page 39 that executives "are under employment contracts," which have terms of between five and 10 years. Please revise to disclose the material terms of each contract with a named executive officer. Please file the agreements with your next amendment.

41.   Please clarify whether the "Yu He" brand is a consumer brand. Also, please briefly discuss the protections afforded registered trademarks under Chinese law.

42.   In the risk factors section, the company indicates that it may be subject to increased environmental regulation. Please revise to address the government's increased environmental regulation activities to the extent they materially affect the company.

43.   Please clarify whether the company owns the buildings and plants that are located on the land used for operations.

44.   With a view to disclosure, please advise whether other large agricultural factory entities in China typically are insured, particularly the company's competitors. Tell us if the company has been subject to any large losses that would have been covered by any such insurance, please disclose accordingly.

Management, page 36

45.   Mr. Gao's management biography fails to include his role with the Yuhe Group. Please revise accordingly.

46.   Please indicate whether the officers of the company are employed full-time or are pursuing other ventures.

Executive Compensation, page 38

47.   Please provide the base salary amount for 2008 for all named executive officers and key employees.

48.   Please identify the "other companies in similar positions," which appear to have been used as a benchmark for base salary.

49.   Please disclose the specific targets for the company's Discretionary Annual Bonus

and a more detailed discussion of the discretionary factors used to award the bonus.

50.   Please clarify how the decision will be made in determining Mr. Gao's incentive-based compensation following the annual review as discuss on page 39. In particular, will these decisions be made solely by Mr. Gao or future members of the board, independent members or otherwise?

Also, please clarify what factors the decision maker(s) will consider in making these decisions.

Related Party Transactions, page 40

51.   It appears Mr. Gao is affiliated with many different Chinese agricultural companies, some of which have entered into related party transactions with the company. With a view to disclosure, advise us of his affiliations with the company's competitors, suppliers, customers, distributors, and similar companies.

52.   Please revise to address all related person arrangements, including the $1.50 million advances to related parties referenced on page 22, or advise.

53.   Please revise the first and third paragraphs on page 41 to explain the basis on which the entities and individuals are related persons.

Selling Stockholders, page 43

54.   Please clarify if any of the selling shareholders are registered broker-dealers or an affiliate of a broker-dealer.

55.   Please identify the natural persons who exercise sole or shared voting and dispositive power over the shares attributed to Black River and Ardsley.

Experts, page 52

56.   You cite that the consolidated financial statements of Weifang Yuhe and Weifang Taihong Feed Co. Ltd ("Taihong") are included in the prospectus. However, it appears that the prospectus does not include the financial statements of Taihong, but does include the financial statements of Bright Stand International Ltd. ("Bright Stand"). Please revise to describe the companies whose financial statements are included in your prospectus.

Weifang Yuhe Poultry Co., Ltd. Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements

57.   Please revise your notes to the consolidated financial statements to include the
        required disclosures regarding your operating lease commitments, described at
        page 23 as a material contractual obligation. See paragraph 16 of SFAS 13.

Note 2. Summary of Significant Accounting Policies, page F-9

(i) Trade receivables, page F-11

58.   Given your net accounts receivable balance for both balance sheet dates, please
        revise your disclosures to indicate if the majority of your sales are paid for in cash
        at the time of delivery. In addition, since your accounts receivable balances are
        negligible, explain to us why you have recorded allowances for bad debt, as
        shown as an adjustment to reconcile net income to net cash provided by operating
        activities on page F-7.

(k) Revenue recognition, page F-11

59.   We note your disclosure within the risk factors at page 8 indicating that 85% of
        your products are sold through third party distributors. Please revise your
        disclosures regarding revenue recognition at Note 2 and within your Critical
        Accounting Policies at page 24 to describe whether sales are recorded upon
        product receipt by your third party distributors. Clarify if these third party
        distributors serve as your customers. If your third-party distributors are not your
        end customers, disclose the manner in which you are assured that product delivery
        has occurred and the price is fixed or determinable pursuant to SAB Topic
        13:A.1.

Note 11. Loans Payable, page F-19

60.   Please expand your disclosures describing loans payable to explain why these
        loans are available at no cost to PRC Yuhe for working capital needs. Tell us
        how you considered paragraph 16 of APB 21 and SFAS 57.

Note 18. Business and Geographical Segments, page F-23

61.   We note that you are engaged in the businesses of chick and feed production
        through two separate companies, Weifang Yuhe and Taihong, and that you do not

report the two businesses as separate reportable segments as most of the feed products are used internally. We do not believe that the fact that you use the feed products of Taihong internally represents sufficient reason to aggregate the two operating segments. Please support for us the aggregation of the two operating segments using the guidance set forth in paragraphs 17-24 of SFAS 131. Otherwise, disclose the information for each of the two segments set forth in paragraph 26 to 31 of SFAS 131 to the extent applicable.

Yule International, Inc. Unaudited Pro Forma Consolidated Financial Statements, page F-36

62.   We note that you present two sets of pro forma consolidated financial statements: one where the Yuhe International, Inc., financial statements are adjusted to reflect the share exchange agreement with Bright Stand as if it had occurred on January 1, 2006, and another where the Bright Stand financial statements are adjusted to reflect the acquisition of Weifang Yuhe as if the acquisition occurred on January 1, 2007. Please present only one set of pro forma financial statements for Yuhe International, Inc. These pro forma financial statements should present the pro forma adjustments that give effect to the acquisition of Weifang Yuhe in a separate column from those adjustments that give effect to the share exchange with Bright Stand.

63.   Please revise your pro forma consolidated financial statements to include footnote cross-references on the face of the financial statements that correspond to the respective notes to the unaudited pro forma consolidated financial statements that explain the pro forma adjustment.

Basis of Presentation, page F-37

64.   We note that your pro forma consolidated financial statements give effect to the transactions contemplated by the share exchange agreement as if they had occurred on January 1, 2006. Please expand your disclosure to describe in greater detail the transactions set forth in the share exchange agreement. Refer to Rule 11-02(b)(1) of Regulation S-X for additional guidance. In addition, the pro forma income statement should assume the transaction occurred at the beginning of the fiscal year presented. As such, revise to give effect to the transactions as if they had occurred on January 1, 2007.

65.   Please present pro forma adjustments on a gross basis on the face of the pro forma financial statements. As an alternative, you may present the components of the pro forma adjustments in a sufficiently detailed manner in the notes to the pro forma financial statements.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

66.   We note that Bright Stand has no substantive operations prior to the acquisition of Weifang Yuhe and Taihong, and accordingly, it appears that Weifang Yuhe should be considered the predecessor of Bright Stand. As a result, the consolidated financial statements of Weifang Yuhe, including those for the interim period through the date of the consummation of the merger, are required to be included in the combined company's Exchange Act reports, until such time as the post-merger financial statements include the results of operations for Weifang Yuhe for all periods presented. Similarly, your Form S-1 should include the consolidated financial statements for Weifang Yuhe for the stub period from January 1, 2008, to the date of acquisition of January 31, 2008.

Condensed Consolidated Statements of Changes in Stockholders' Equity, page F-4

67.   We note that you increased the shares of common stock outstanding and equity to reflect the recapitalization. In a reverse merger recapitalization, the amounts reflected in the historical stockholders' equity of the operating company for periods prior to the merger should be retroactively restated to give effect to the merger exchange ratio. The recapitalization is treated for accounting purposes as the issuance of stock by the operating company to acquire the net monetary assets of the public shell. Therefore, please reflect the recapitalization retroactively in your financial statements.

68.   It appears that the increase to common shares outstanding of 5,829,018 should be in connection with the shares issued in private placement at $0.21 per share, not as a cost of raising capital. Please revise accordingly.

Note 4. Acquisition of subsidiaries, page F-18

69.   It appears that the purchase price allocation shown on page F-18 is inconsistent with the pro forma financial statements in your Form S-1 that begin on page F-36. For instance, the pro forma financial statements indicate that goodwill of $1,200,739 was recorded upon the acquisition of Weifang Yuhe and Taihong on page F-43. However, it does not appear that you allocated any of the purchase price to goodwill based on your disclosure on page F-18. Please explain to us the differences between the pro forma financial statements and interim financial statements in the allocations of the purchase price of the acquisitions of Weifang Yuhe and Taihong and tell us the basis for any such differences.

Note 7. Note receivables, net, page F-20

70.   Please revise your disclosures within this footnote to describe the terms of your note receivable arrangement with Weifang Shanhe Zhuzho Diecasting Material Co. Ltd, including the repayment provisions and the manner in which you have determined any related allowance. In addition, please expand your discussion and analysis in Item 2 to describe the business purpose for the interest-free loan, how you raised funds to provide the loan, and whether you intend to issue further loans in the future.

Item II

Item 13. Other Expenses of Issuance and Distribution, page II-1

71.   Please complete Item 13 with your next amendment.

Item 15. Recent Sale of Unregistered Securities

72.   Please revise to indicate the facts relied upon to make the noted exemptions available.

73.   For the transaction described under note (3) on page II-2, please clarify the "certain investors," including the number of investors. Tell us if this registration statement covers the offer and sale of any shares held by any of the purchasers. Similarly revise the second paragraph on page 41.

Exhibits

74.   Please file material agreements with your next amendment. For example, we note the statement in the last paragraph on page 32 that one entity "historically accounted for all" your feed requirements.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to David Walz at (202) 551-3358. Questions on other disclosure issues may be directed to Edwin S. Kim at (202) 551-3297.

Sincerely,

John Reynolds
Assistant Director

cc: Simon Luk, FAX: 852 2292 2200
      Greg Papciak, FAX: 206-515-8885